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                                                               Exhibit (a)(5)(H)


For Immediate Release

                   CAREER HOLDINGS, INC., EXTENDS TENDER OFFER
                            FOR HEADHUNTER.NET, INC.

Reston, Va., Wednesday, October 17, 2001 - Career Holdings, Inc., today said that it has extended the expiration date of its tender offer for HeadHunter.Net, Inc. (NASDAQ: HHNT), to 5:00 p.m., New York City time, on Tuesday, October 23, 2001. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, October 16, 2001. The tender offer period has been extended because the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not yet expired or been terminated.

On August 31, 2001, CB Merger Sub, Inc., a wholly owned subsidiary of Career Holdings, commenced its previously announced tender offer for all of the shares of common stock of Headhunter at $9.25 per share, net to the seller, in cash. Career Holdings is the parent of CareerBuilder, Inc., and is principally owned by Tribune Company (NYSE: TRB) and Knight Ridder Digital, a subsidiary of Knight-Ridder, Inc. (NYSE: KRI). As a consequence of the extension of the expiration date of the tender offer, holders of Headhunter common stock may tender or withdraw shares until 5:00 p.m., New York City time, on Tuesday, October 23, 2001, unless the tender offer period is further extended.

The Headhunter tender offer is being made pursuant to a merger agreement dated August 24, 2001, among Headhunter, Career Holdings and CB Merger Sub. On September 17, 2001, the Federal Trade Commission requested additional information and documents pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, which extended the waiting period under the Act until 11:59 p.m., Eastern time, on the tenth calendar day after the date of substantial compliance with the request unless the Federal Trade Commission decides to terminate the waiting period earlier. The expiration or termination of this waiting period and satisfaction or waiver (if applicable) of other conditions are required to complete the tender offer.

American Stock Transfer & Trust Company, the depositary for the tender offer, has advised Career Holdings that as of 5:00 p.m. New York City time, on October 16, 2001, approximately 100% of the Headhunter shares currently outstanding were validly tendered and not withdrawn (including shares subject to guaranteed deliveries) pursuant to the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

                                       ###

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal, which are included in a tender offer statement filed by Career Holdings, CB Merger Sub, Knight Ridder Digital and Tribune Company with the Securities and Exchange Commission. Headhunter has filed a solicitation/recommendation statement with respect to the tender offer. The offer to purchase, letter of transmittal and solicitation/recommendation statement were mailed to Headhunter shareholders. The tender offer


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statement (including the offer to purchase, letter of transmittal and related documents) and the solicitation/recommendation statement are also available for free on the Commission's Web site at http://www.sec.gov.
                                     ------------------

None of Career Holdings, Headhunter, Tribune or Knight Ridder is responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.

About CareerBuilder, Inc.

CareerBuilder is the leading provider of targeted Web recruiting. Through the CareerBuilder Network, employers can post jobs to pinpoint exactly the right candidates by location, industry or diversity. Job seekers can instantly search the Internet's best career sites, in just a couple of clicks. CareerBuilder also provides personalized career services and advice. The CareerBuilder Network is the most powerful career network on the Web, including careerbuilder.com - the flagship career center - and the career centers of premier destination sites including MSN, Bloomberg.com, iVillage.com and latimes.com, Philly.com, chicagotribune.com and BayArea.com.

About HeadHunter.NET, Inc.

Headhunter, a leading national online recruiting and job awareness network, empowers candidates and corporations to manage the job search process. The site features more than two million resumes and jobs representing 10,000 of the nation's top employers across virtually every industry. Attracting more than eight million job seeker visits a month, Headhunter distinguishes itself by providing job seekers privacy when searching and applying for jobs, and allows job seekers and job posters to manage and track the visibility and performance of their listings. Headhunter is based in Atlanta, Georgia, with offices nationwide.

About Knight-Ridder, Inc.

Knight Ridder is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.6 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination sites in 55 U.S. markets. Knight Ridder and Knight Ridder Digital are located in San Jose, Calif.

About Tribune Company

Tribune is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets.

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MEDIA CONTACTS:                                INVESTOR CONTACTS:
Christine Hennessey, Tribune Co.               Ruthellyn Musil, Tribune Co.
chennessey@tribune.com                         rmusil@tribune.com
312/222-4850 (Office)                          ------------------
312/222-1573 (Fax)                             312/222-3787
                                               312/222-1573
Cynthia Funnell, Knight Ridder Digital
cfunnell@knightridder.com                      Polk Laffoon, Knight-Ridder, Inc.
-------------------------                      plaffoon@knightridder.com
408/938-6076 (Office)                          -------------------------
408/938-6080 (Fax)                             408/938-7838 (Office)
                                               408/938-7813 (Fax)
Barry Lawrence, CareerBuilder, Inc.
Barry.Lawrence@careerbuilder.com               Gil Fuqua, HeadHunter.net, Inc.
--------------------------------               gfuqua@corpcomminc.com
703/259-5793 (Office)                          615/254-3376 (Office)
703/259-5785  (Fax)

Craig Stamm, HeadHunter.net, Inc.
Craig.stamm@headhunter.net
--------------------------
770/349-2480 (Office)
770/349-2931 (Fax)


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